Securities and Exchange Commission
                    Washington, D.C.  20549

                          Schedule 13-G
            Under the Securities Exchange Act of 1934

                        Amerin Corporation
                           Common Stock
                      CUSIP Number 03070X106

Check the following box if a fee is being paid with this statement. [ ]

CUSIP No. 03070X106

  1) Name of reporting person:
       Legg Mason, Inc.
     Tax Identification No:
       52-1200960

  2) Check the appropriate box if a member of a group:
       a) n/a
       b) n/a

  3) SEC use only

  4) Place of organization:
       Baltimore, Maryland

  Number of shares beneficially owned by each reporting person with:
  5) Sole voting power:         1,655,000 shares*
  6) Shared voting power:
  7) Sole dispositive power:    1,800,613 shares*
  8) Shared dispositive power:

  9) Aggregate amount beneficially owned by each reporting person:
     1,800,613 shares*

  10) Check if the aggregate amount in row (9) excludes certain shares:
     n/a

  11) Percent of class represented by amount in row (9):
     6.76%

  12) Type of reporting person:
     HC

*1,655,000 (6.21%) shares are held by Legg Mason Special Investment Trust, Inc., with Legg Mason Fund Adviser, Inc. having power to dispose thereof. The remainder are held by various clients of Legg Mason Capital Management, Inc., Legg Mason Trust Company and Legg Mason Wood Walker, Inc., which have power to dispose thereof.

                          Schedule 13-G
                              Page 2

  Item 1a) Name of issuer:
       Amerin Corporation
  Item 1b) Address of issuer's principal executive offices:
       200 E. Randolph Dr.
       49th Floor
       Chicago, IL  60601-7125
  Item 2a) Name of person filing:
       Legg Mason, Inc.

  Item 2b) Address of principal business office:
       100 Light Street
       Baltimore, Maryland 21202
  Item 2c) Citizenship:
       Maryland Corporation
  Item 2d) Title of class of securities:
       Common Stock
  Item 2e) CUSIP number:   03070X106
  Item 3) If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
  (a) [  ] Broker or dealer under Section 15 of the Act.
  (b) [  ] Bank as defined in Section 3(a)(6) of the Act.
  (c) [  ] Insurance Company as defined in section 3(a)(19) of the Act.
  (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
  (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
  (g) [X] Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
  (h) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

  Item 4) Ownership:
  (a) Amount beneficially owned:
     1,800,613 shares*
  (b) Percent of Class:
     6.76%
  (c) Number of shares as to which such person has:
     (i)   sole power to vote or to direct the vote:
            1,655,000 shares*
     (ii)  shared power to vote or to direct the vote:
     (iii) sole power to dispose or to direct the disposition of:
            1,800,613 shares*
     (iv)  shared power to dispose or to direct the disposition of:

*1,655,000 (6.21%) shares are held by Legg Mason Special Investment Trust, Inc., with Legg Mason Fund Adviser, Inc. having power to dispose thereof. The remainder are held by various clients of Legg Mason Capital Management, Inc., Legg Mason Trust Company and by Legg Mason Wood Walker, Inc., which have power to dispose thereof.

                          Schedule 13-G
                              Page 3



  Item 5) Ownership of Five Percent or less of a class:
       n/a

  Item 6) Ownership of more than Five Percent on behalf of another person:
       n/a

  Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
       Legg Mason Fund Adviser, Inc., as investment adviser with discretion Legg Mason Capital Management, Inc., as investment adviser with discretion
       Legg Mason Trust Company, as a trust company with discretion
       Legg Mason Wood Walker, Inc., as broker/dealer with discretion

  Item 8) Identification and classification of members of the group:
       n/a

  Item 9) Notice of dissolution of group:
       n/a

  Item 10) Certification:

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1998
Date

/s/Timothy C. Scheve
Signature

Timothy C. Scheve, Executive Vice President, Legg Mason, Inc.
Name/Title